Mail Stop 4561

December 19, 2007

VIA USMAIL and FAX (805) 557 - 2680

Mr. Lewis R. Belote, III
Chief Financial Officer
Move, Inc.
30700 Russell Ranch Road
Westlake Village, California 91362

> **Re:** **Move, Inc.**
> **Form 10-K for the year ended 12/31/2006**
> **Filed 3/5/2007**
> **File Nos. 001-32365**

Dear Mr. Lewis R. Belote, III:

We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements and Notes

Report Of Independent Registered Public Accounting Firm, page 44

1.   Tell us how you considered Item 302 of Regulation S-T. Confirm that a manually signed audit opinion has been received from the independent registered public accounting firm and include the signature designation in future filings.

Consolidated Statements of Cash Flows, page 48

2.   We note you have separately presented net cash provided by discontinued operations within the operating section of your statement of cash flows.   Please clarify how you have treated the cash flows from investing and financing activities for your discontinued operations and tell us how your treatment is consistent with SFAS 95.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant